Exhibit 99.1

Publication relating to transparency notifications

December 2, 2025

REGULATED INFORMATION

Publication relating to transparency notifications

Mont-Saint-Guibert (Belgium), December 2, 2025, 10:30 pm CET / 4:30 pm ET – In accordance with article 14 of the Act of 2 May 2007 on the disclosure of large shareholdings, Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) announces that it received two transparency notifications as detailed below.

Robert Taub / BMI Estate

On November 27, 2025, Nyxoah received a transparency notification from Robert Taub and related person BMI Estate. Based on the notification, Robert Taub (together with his controlled undertakings) holds 4,290,800 voting rights, consisting of 4,240,800 voting rights linked to securities and 50,000 equivalent financial instruments, representing 9.97% of the total number of voting rights on November 20, 2025 (43,026,460).

The notification dated November 27, 2025 contains the following information:

•	Reason for the notification: passive crossing of a threshold
•	Notification by: a parent undertaking or a controlling person
•	Persons subject to the notification requirement:

•	Robert Taub
•	BMI Estate (with address at Avenue des Croix de Guerre 149 / 13, 1120 Brussels)

•	Date on which the threshold was crossed: November 20, 2025
•	Threshold that is crossed: 10%
•	Denominator: 43,026,460
•	Notified details:

A) Voting rights	Previous notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holders of voting rights		Linked to securities	Not linked to the securities	Linked to securities	Not linked to the securities
Robert Taub	2,121,470	2,712,510		6.30%
BMI Estate	0	567,484		1.32%
Robelga SRL	696,000	960,806		2,23%
Subtotal	2,817,470	4,240,800		9.86%
TOTAL		4,240,800	0	9.86%	0.00%

B) Equivalent financial instruments	After the transaction
Holders of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement
Robert Taub	Warrants	08/06/2027		25,000	0.06%	cash
Robert Taub	Warrants	14/06/2028		25,000	0.06%	cash
TOTAL				50,000	0.12%

TOTAL (A & B)	# of voting rights	% of voting rights
	4,290,800	9.97%

•	Full chain of controlled undertakings through which the holding is effectively held: Robelga SRL is 100% owned by BMI Estate (a partnership (société simple ) without legal personality). Robert Taub has 100% usufruct and Robert Taub’s children have 100% bare ownership of BMI Estate.

Robert Taub / BMI Estate

On December 2, 2025, Nyxoah received a transparency notification from Robert Taub and related entity BMI Estate. Based on the notification, Robert Taub (together with his controlled undertakings) holds 4,360,800 voting rights, consisting of 4,310,800 voting rights linked to securities and 50,000 equivalent financial instruments, representing 10.14% of the total number of voting rights on December 1, 2025 (43,026,460).

The notification dated December 2, 2025 contains the following information:

•	Reason for the notification: acquisition or disposal of voting securities or voting rights
•	Notification by: a parent undertaking or a controlling person
•	Persons subject to the notification requirement:

•	Robert Taub
•	BMI Estate (with address at Avenue des Croix de Guerre 149 / 13, 1120 Brussels)

•	Date on which the threshold was crossed: December 1, 2025
•	Threshold that is crossed: 10%
•	Denominator: 43,026,460
•	Notified details:

A) Voting rights	Previous notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holders of voting rights		Linked to securities	Not linked to the securities	Linked to securities	Not linked to the securities
Robert Taub	2,712,510	2,712,510		6.30%
BMI Estate	567,484	567,484		1.32%
Robelga SRL	960,806	1,030,806		2.40%
Subtotal	4,240,800	4,310,800		10.02%
TOTAL		4,310,800	0	10.02%	0.00%

B) Equivalent financial instruments	After the transaction
Holders of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement
Robert Taub	Warrants	08/06/2027		25,000	0.06%	cash
Robert Taub	Warrants	14/06/2028		25,000	0.06%	cash
TOTAL				50,000	0.12%

TOTAL (A & B)	# of voting rights	% of voting rights
	4,360,800	10.14%

•	Full chain of controlled undertakings through which the holding is effectively held: Robelga SRL is 100% owned by BMI Estate (a partnership (société simple ) without legal personality). Robert Taub has 100% usufruct and Robert Taub’s children have 100% bare ownership of BMI Estate.

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Contact:

Nyxoah

John Landry, CFO

IR@nyxoah.com

Attachment

•	2025 12 02 PR Transparency notification (Robert Taub) (ENG)